SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2 to

SCHEDULE 13E-3

DENMARK BANCSHARES, INC.

(Name of the Issuer)

DENMARK BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Patrick S. Murphy

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202

(414) 273-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction.  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,227,231.22	$255.24

*

For purposes of calculating the fee only, this amount is based on 4,638 shares (the number of shares of common stock of the Issuer to be converted into Class B shares in the proposed Reclassification) multiplied by $480.21, the book value per share of the common stock computed as of June 30, 2012.

**

Determined by multiplying $2,227,231.22 by 0.0001146000.

☒

Check Box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid: $255.24	Filing Party: Denmark Bancshares, Inc.

Form or Registration No. 13E-3	Date Filed: August 31, 2012

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Denmark Bancshares, Inc., a Wisconsin corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.  We are proposing that holders of our common stock approve proposed Amended and Restated Articles of Incorporation to authorize two separate and distinct classes of common stock, Class A Common Stock and Class B Common Stock, and a reclassification of our outstanding common stock into shares of either Class A Common Stock or Class B Common Stock.  If the transaction is completed, common stock held of record by shareholders who own fifteen (15) or more shares of our common stock will be renamed as Class A Common Stock.  Our shareholders of record who hold fewer than fifteen (15) shares of our common stock will receive one share of Class B Common Stock for each share of common stock held by such shareholders immediately prior to the effective time of the reclassification.  The effect of the reclassification will be to reduce the record number of shareholders of our common stock to less than 1,200, which will allow us to suspend our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock will be given notice of a special meeting at which they will be asked to approve the proposed Amended and Restated Articles of Incorporation, the reclassification of our outstanding common stock and to transact any other business properly brought before the special meeting.

The information contained in the proxy statement is hereby expressly incorporated by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.  As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.

Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “SPECIAL FACTORS – Overview of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 2.

Subject Company Information.

(Reg. M-A 1002)

(a)

Name and Address.  The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET – Denmark Bancshares, Inc. and Denmark State Bank” is hereby incorporated herein by reference.

(b)

Securities.  The information set forth in the proxy statement under the caption “Effects of the Reclassification Transaction on Us; Plans or Proposals after the Reclassification Transaction” is hereby incorporated herein by reference.

(c)

Trading Market and Price.  The information set forth in the proxy statement under the caption “MARKET PRICE OF DENMARK BANCSHARES, INC. SHARES AND DISTRIBUTION INFORMATION – Comparative Market Price Data” is hereby incorporated herein by reference.

(d)

Dividends.  The information set forth in the proxy statement under the caption “MARKET PRICE OF DENMARK BANCSHARES, INC. SHARES AND DISTRIBUTION INFORMATION – Distributions” is hereby incorporated herein by reference.

(e)

Prior Public Offerings.  Not applicable.

(f)

Prior Stock Purchases.  The information set forth in the proxy statement under the caption “SHARE PURCHASE INFORMATION” is hereby incorporated herein by reference.

ITEM 3.

Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)

Name and Address.  The filing person, the Company, is also the subject company.  The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET – Denmark Bancshares, Inc. and Denmark State Bank” is hereby incorporated herein by reference.

(b)

Business and Background of Entities.  Not applicable.

(c)

Business and Background of Natural Persons.

Directors and Executive Officers of Denmark Bancshares, Inc..

Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers.    Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more, and (b) the principal business address of each person identified below is 103 East Main Street, Denmark, Wisconsin 54208.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.

Janet L. Bonkowski

Ms. Bonkowski, age 45, has served as a director of DBI and DSB since 2009.  She is the Public Relations Manager for Schneider National, Inc., a transportation and logistics services provider headquartered in Green Bay, Wisconsin. Ms. Bonkowski has held that position since 2005 and has more than 20 years experience in strategic planning, marketing and public relations with businesses and non-profit organizations.  A Denmark, Wisconsin native who worked and grew up on her parent’s dairy farm, she is acutely aware of the importance of farming to DBI’s local economy.  She is also extremely proud of her rural roots and her long-term relationships with many DBI customers and shareholders.  Ms. Bonkowski has earned her Accreditation in Public Relations (APR) from the Public Relations Society of America.

Diane L. Roundy

Ms. Roundy, age 50, has served as a director of DBI since 2008 and as a director of DSB since 2007.  Ms. Roundy oversees the Marketing Department as Director of Business Development for Schenck, an auditing, accounting and consulting firm with over 500 employees and 8 locations.  Ms. Roundy has been in this position since 2002 and has extensive experience providing marketing direction to a wide variety of businesses.   Ms. Roundy also has experience in business development and strategic planning, extensive involvement in professional and non-profit organizations throughout DBI’s market area and prior work experience on the executive management team of a financial institution.  Ms. Roundy has a Masters in Business Administration from the University of Wisconsin - Oshkosh.

William F. Noel

Mr. Noel, age 50, has served as a director of DBI since 2010 and as a director of DSB since 2009.  Mr. Noel has been the Operations Manager of St. Bernard and St. Philip the Apostle Parishes in Green Bay, Wisconsin since 2008.  Prior to that he served as a consulting engineer for STS Consultants Ltd. in Green Bay, Wisconsin between 1991 and 2008.  Mr. Noel provides analytical and detailed thought processes developed from his engineering background and his current and past work experience managing finances, human resources, facilities and development activities.  Mr. Noel is also one of the major shareholders of DBI and has a vested interest in shareholder returns.

John P. Olsen

Mr. Olsen, age 62, has served as a director of DBI since 2010 and as a director of DSB from 2006 through 2011.  Mr. Olsen has served as the CEO of DBI since 2008 and President of DBI since 2006.  Mr. Olsen has also served as the Executive Vice President of DSB since January 2012 and previously served as CEO since 2010 and prior thereto as President since 2006.  Mr. Olsen has also served as a director of DACC since 1985.  Mr. Olsen has held other positions with DSB since 1985.  Mr. Olsen has provided leadership to DBI and DSB, is thoroughly knowledgeable of DBI’s largest concentration in agri-business, and remains very active in community non-profit organizations.

Thomas N. Hartman

Mr. Hartman, age 60, has served as a director of DBI since 2002 and as a director of DSB since 1995.  Mr. Hartman is the owner of Hartman’s Towne and Country Greenhouse, a retail garden center, since 1985.  Mr. Hartman offers his financial expertise as a successful small business owner and has a wealth of experience as a director, including extensive years of service on the Compensation and Audit Committees.

Michael L. Heim

Mr. Heim, age 54, has served as a director of DBI since 2005 and as a director of DSB since 2006.  Mr. Heim is the president of Heim Trucking Company, a refrigerated trucking company, since 1982.  Mr. Heim is the brother of Dennis J. Heim, Vice President and Treasurer of DBI.  Mr. Heim offers his financial expertise as a successful small businessman. Through Mr. Heim’s business and community involvement he maintains a rapport with DBI’s shareholders and customers.

Kenneth A. Larsen, Sr., CPA

Mr. Larsen, age 61, has served as a director of DBI since 2008, as Chairman of the Board of DSB since January 2012 and as a director of DSB since 2007.  Mr. Larsen, a CPA, is the owner of K. A. Larsen Consulting, LLC, which provides tax and business consulting services.  He previously practiced with a public accounting firm and has served as Chief Financial Officer of Portside Builders, Inc., a regional builder and renovator of homes and light commercial structures, and Hoida Lumber and Components, a building products supplier.  As a CPA, Mr. Larsen offers his expertise in financial and accounting matters to the Board and serves as the Audit and Compensation Committee Chairman of DBI.

Jill S. Feiler

Ms. Feiler, age 43, was promoted to President of DSB in 2010 and elected as a director of DSB in January 2012. Ms. Feiler also serves as the Company’s Vice President and Secretary since 2009. Ms. Feiler previously held the position of Vice President of DSB in charge of retail banking and marketing since 2006.

Dennis J. Heim

Mr. Heim, age 52, has served as Vice President of the Company since 1995 and Treasurer since 1993. Mr. Heim has also served as Senior VP and CFO of DSB since 1999. Mr. Heim has held other positions with DSB since 1983. Dennis J. Heim is the brother of Michael L. Heim, a director of the Company and DSB.

David L. Kappelman

Mr. Kappelman, age 54, has served as President of DACC and Vice President of DSB since July 2011. Mr. Kappelman is a commercial/agribusiness relationship banker and manages the agribusiness lines for DACC and DSB. Mr. Kappelman previously held a senior management role with Premier Community Bank in Marion, Wisconsin, where he was employed for 24 years.

Carl T. Laveck

Mr. Laveck, age 68, has served as Executive Vice President and Chief Credit Officer of DSB since 2007. Prior thereto he was a Regional President for US Bank, managing offices in Sheboygan and Manitowoc Counties, and served in other capacities at that institution since 1985. Mr. Laveck is responsible for DSB's business banking, credit administration and loan operations.

Kimberly J. Andre

Ms. Andre, age 42, has served as an Assistant Vice President of DSB since 2007. Prior thereto she was the Audit Supervisor of Baylake Bank since 1999 and also served as Controller of Baylake Bank for a short time. Ms. Andre serves as the Controller of DSB.

Lonnie A. Loritz

Ms. Loritz, age 53, has served as Vice President of DSB since 2004.  Prior to 2004, she was an assistant Vice President of DSB since 2001.  Ms. Loritz has held other positions with DSB since 1994.  Ms. Loritz is responsible for DSB’s loan operations.

Jeffrey G. Vandenplas

Mr. Vandenplas, age 50, has served DSB as a Vice President since 2009 and Assistant Vice President since 2004.  Mr. Vandenplas currently leads the Special Asset Group as a problem loan specialist in addition to servicing a commercial loan portfolio.

To our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding  (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.

Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a)(1)

Not applicable.

(a)(2)

Material Terms.  The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS – Overview of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “ABOUT THE SPECIAL MEETING – Quorum; Vote Required for Approval” and “SPECIAL FACTORS – Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)

Purchases.  Not applicable.

(c)

Different Terms.  The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS – Overview of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “DESCRIPTION OF SHARES” is hereby incorporated herein by reference.

(d)

Appraisal Rights.  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Appraisal and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders.  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Background of the Reclassification Transaction,” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)

Eligibility for Listing or Trading.  Not applicable.

ITEM 5.

Past Contracts, Transactions, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)

Transactions.  The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS – Certain Relationships and Related Transactions,” is hereby incorporated herein by reference.

(b)

Significant Corporate Events.  Not applicable.

(c)

Negotiations or Contracts.  Not applicable.

(e)

Agreements Involving the Subject Company’s Securities.  The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS – Agreements Involving Our Securities” is hereby incorporated herein by reference.

ITEM 6.

Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8))

(b)

Use of Securities Acquired.  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Effects of the Reclassification Transaction on Us; Plans or Proposals after the Reclassification Transaction” is hereby incorporated herein by reference.

(c)

Plans.  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS – Effects of the Reclassification Transaction on Us; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS – Effects of the Reclassification Transaction on Our Shareholders” is hereby incorporated herein by reference.

ITEM 7.

Purposes, Alternative, Reasons and Effects.

(Reg. M-A 1013)

(a)

Purposes.  The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and ‘SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)

Alternatives.  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)

Reasons.  The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)

Effects.  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Effects of the Reclassification Transaction on Us; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS – Effects of the Reclassification Transaction on Our Shareholders” and “SPECIAL FACTORS – Income Tax Consequences” is hereby incorporated herein by reference.

ITEM 8.

Fairness of the Transaction.

(Reg. M-A 1014)

(a)–(b)

Fairness; Factors Considered in Determining Fairness.  The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY

TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction;  Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(c)

Approval of Security Holders.  The information set forth in the proxy statement under the caption “ABOUT THE SPECIAL MEETING – Quorum; Vote Required for Approval” is hereby incorporated herein by reference.

(d)

Unaffiliated representative.  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)

Approval of Directors.  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Background of the Reclassification Transaction” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)

Other Offers. The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Effects of the Reclassification Transaction on Us; Plans or Proposals after the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 9.

Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)

Report, Opinion or Appraisal.  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendations” and “OTHER MATTERS – Reports, Opinions, Appraisals and Negotiations” is hereby incorporated herein by reference.

(b)

Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable

(c)

Availability of Documents.  Not applicable.

ITEM 10.

Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

(a)

Source of Funds.  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)

Conditions.  Not applicable.

(c)

Expenses.  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Fees and Expenses” is hereby incorporated herein by reference.

(d)

Borrowed Funds.  Not applicable.

ITEM 11.

Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a)

Securities Ownership.  The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)

Securities Transactions.  The information set forth in the proxy statement under the caption “SHARE PURCHASE INFORMATION – Recent Transactions” is hereby incorporated herein by reference.

ITEM 12.

The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)

Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the proxy statement under the caption “ABOUT THE SPECIAL MEETING – Quorum; Vote Required for Approval” is hereby incorporated herein by reference.

(e)

Recommendations of Others.  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendations” is hereby incorporated herein by reference.

ITEM 13.

Financial Statements.

(Reg. M-A 1010(a) through (b))

(a)

Financial Information.  The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION” is hereby incorporated herein by reference.  In addition, the following documents are incorporated by reference herein:

•

Our Annual Report on Form 10-K for fiscal years ended December 31, 2010 and December 31, 2011, including audited financial information; and

•

Our Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2012, including unaudited financial information.

(b)

Pro Forma Information. The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION” is hereby incorporated herein by reference.

ITEM 14.

Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)–(b)

Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth in the proxy statement under the caption “ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

ITEM 15.

Additional Information.

(Reg. M-A 1011(b))

(b)

402(t).  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Interests of Certain Persons in the Reclassification Transaction”, and ‘SPECIAL FACTORS – the Effect on our Directors and Executive Officers” is hereby incorporated by reference.

ITEM 16.

Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)

Preliminary Proxy Statement relating to the special meeting of shareholders filed with the Securities and Exchange Commission concurrently with this filing (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed concurrently with this Schedule 13E-3). *

(b)

Not applicable.

(c)

Not applicable.

(d)

Articles of Incorporation and Third Amended and Restated Bylaws. **

(f)

Not applicable.

(g)

Not applicable.

_______________________

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on December 3,

**Incorporated by reference to Appendix A and Appendix D of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2012

DENMARK BANCSHARES, INC.

By:  /s/ Dennis J. Heim

Name and Title:  Dennis J. Heim
Vice President, CFO and Treasurer